UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Medidata Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58471A105

(CUSIP Number)

Kirkland & Ellis LLP

555 California Street

San Francisco, CA  94104

Attn:  David Breach

Jeffrey Golden

(415) 439-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vista Equity Partners Fund III, L.P. (Federal Identification Number: 26-0434853)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person PN

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vista Equity Partners Fund III (Parallel), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person PN

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person VEPF III FAF, L.P. (Federal Identification Number: 26-2991785)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person PN

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person VEPF III AIV V, L.P. (Federal Identification Number: 99-0376541)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,272,844

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,272,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.9%(1)

14.	Type of Reporting Person PN

(1)   The percentage reported in this Schedule 13D are based upon 25,911,084 shares of Common Stock, par value $0.01, of Issuer outstanding as of October 31, 2012 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2012).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vista Equity Partners Fund III GP, LLC (Federal Identification Number: 26-0434685)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,272,844

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,272,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.9%(2)

14.	Type of Reporting Person OO, HC

(2)      The percentage reported in this Schedule 13D are based upon 25,911,084 shares of Common Stock, par value $0.01, of Issuer outstanding as of October 31, 2012 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2012).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person VEFIIGP, LLC (Federal Identification Number: 52-4171595)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,272,844

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,272,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.9%(3)

14.	Type of Reporting Person OO, HC

(3)                   The percentage reported in this Schedule 13D are based upon 25,911,084 shares of Common Stock, par value $0.01, of Issuer outstanding as of October 31, 2012 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2012).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Robert F. Smith

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,272,844

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,272,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.9%(4)

14.	Type of Reporting Person IN, HC

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

(4)      The percentage reported in this Schedule 13D are based upon 25,911,084 shares of Common Stock, par value $0.01, of Issuer outstanding as of October 31, 2012 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2012).

This Amendment No. 1 (this “Statement”) amends the Schedule 13D originally filed on March 1, 2012  (the “Schedule 13D”) by (i) Vista Equity Partners Fund III, L.P. (“Vista Fund III”), (ii) Vista Equity Partners Fund III (Parallel), L.P. (“Vista Fund III Parallel”), (iii) VEPF III FAF, L.P. (“Vista FAF”, and together with Vista Fund III and Vista Fund III Parallel, the “Vista Funds”), (iv) Vista Equity Partners Fund III GP, LLC (“Vista III GP”), (v) VEFIIGP, LLC (“VEFIIGP”) and (vi) Robert F. Smith (together with the Vista Funds, Vista III GP and VEFIIGP, the “Original Reporting Persons”). This statement relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Medidata Solutions, Inc., a Delaware corporation (“Medidata”).

Except as specifically set forth herein, the Schedule 13D remains unmodified. This Amendment No. 1 constitutes an exit filing for the Original Reporting Persons and Vista AIV (as defined below) whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Statement is being filed jointly by (i) the Vista Funds, (ii) VEPF III AIV V, L.P (“Vista AIV”), (iii) Vista III GP, (iv) VEFIIGP and (v) Robert F. Smith (together with the Vista Funds, Vista AIV, Vista III GP and VEFIIGP, collectively, the “Reporting Persons”). The Vista Funds, affiliates of Vista AIV, previously transferred all of their shares of Medidata Common Stock to Vista AIV.

(b) The address of the principal business and principal office of the Vista Funds, Vista AIV, Vista III GP and VEFIIGP is c/o Vista Equity Partners, 150 California Street, 19th Floor, San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas, 78701.

(c) The principal business of each of the Vista Funds and Vista AIV is to make investments primarily in equity or equity-oriented securities and debt securities of companies in the middle-market software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Vista III GP consists of performing the functions of, and serving as, the General Partner of the Vista Funds and Vista AIV, making capital contributions to the Vista Funds and Vista AIV and doing all things necessary or incidental thereto. The principal business of VEFIIGP consists of performing the functions of, and serving as, the Senior Managing Member of Vista III GP, as well as the Managing General Partner of one other private equity fund and the Senior Managing Member of the General Partner of two other private equity funds. The principal occupation of Mr. Smith is serving as a Senior Managing Member of Vista Equity Partners III, LLC, a San Francisco-based private equity management firm. Mr. Smith is the sole member of VEFIIGP.

(d) During the last five years, none of the Reporting Persons has been convicted of any criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Vista Fund III is a Delaware limited partnership. Vista Fund III Parallel is a Cayman Islands exempted limited partnership. Vista FAF is a Delaware limited partnership. Vista AIV is a Delaware limited partnership. Vista III GP is a Delaware limited liability company. VEFIIGP is a Delaware limited liability company. Mr. Smith is a citizen of the United States.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Based on Medidata’s Form 10-Q quarterly report for the quarterly period ended September 30, 2012, Medidata had 25,911,084 shares of Common Stock outstanding as of October 31, 2012.

(b) Based on the foregoing, as of November 27, 2012, the 1,272,844 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 4.9% of the shares of Common Stock issued and outstanding.

				Shares	Shares	Shares
	No. of	% of	Shares	Subject to	Subject to	Subject to
	Shares	Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power
Vista Fund III	-0-	0.0%	-0-	-0-	-0-	-0-
Vista Fund III (Parallel)	-0-	0.0%	-0-	-0-	-0-	-0-
Vista FAF	-0-	0.0%	-0-	-0-	-0-	-0-
Vista AIV (1)	1,272,844	4.9%	-0-	1,272,844	-0-	1,272,844
Vista III GP (2)	1,272,844	4.9%	-0-	1,272,844	-0-	1,272,844
VEFIIGP (3)	1,272,844	4.9%	-0-	1,272,844	-0-	1,272,844
Robert F. Smith (4)	1,272,844	4.9%	-0-	1,272,844	-0-	1,272,844

(1) Listed shares held of record by Vista AIV. Vista AIV has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as General Partner of Vista AIV, (ii) VEFIIGP, as the Senior Managing Member of Vista III GP, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(2) Vista III GP is the General Partner of Vista AIV. Listed shares reflect shares held of record by Vista AIV. Vista III GP has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) VEFIIGP, as the Senior Managing Member of Vista III GP, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(3) VEFIIGP is the Senior Managing Member of Vista III GP. Listed shares reflect shares held of record by Vista AIV. VEFIIGP has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) Vista III GP, as the General Partner of Vista AIV, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(4) Robert F. Smith is the sole member of VEFIIGP. Listed shares reflect shares held of record by Vista AIV. Robert F. Smith has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) Vista III GP, as the General Partner of Vista AIV, and (iii) VEFIIGP, as the Senior Managing Member of Vista III GP.

Each of Vista III GP, VEFIIGP and Mr. Smith, in their respective capacities as the General Partner of Vista AIV, the Senior Managing Member of Vista III GP and the sole member of VEFIIGP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held by Vista AIV.

(c) Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction during the past 60 days in, any shares of Common Stock. A detailed listing of the brokered open market purchases and trading data of the Vista AIV with respect to the Common Stock is attached hereto as Exhibit 99.3.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Document

99.1.	Joint Filing Agreement, dated November 27, 2012, by and among the Reporting Persons

99.2.	Power of Attorney

99.3.	Trading Data

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 27, 2012

VISTA EQUITY PARTNERS FUND III, L.P

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III (PARALLEL), L.P

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VEPF III FAF, L.P.

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VEPF III AIV V, L.P.

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VEFIIGP, LLC

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

ROBERT F. SMITH

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Joint Filing Agreement, dated November 27, 2012, by and among the Reporting Persons

99.2.	Power of Attorney

99.3.	Trading Data